Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706

Direct: 408 526 4000
FAX: 408 526 4100
www.cisco.com

January 17, 2007

Barbara C. Jacobs

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cisco Systems, Inc.

Form 10-K for the Fiscal Year Ended

July 29, 2006

Filed September 18, 2006

File No. 000-18225

Dear Ms. Jacobs:

On behalf of Cisco Systems, Inc., a California corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated December 21, 2006.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comment prior to each response in the same order as presented in the Staff’s letter.

1. We note from your company website and a public report that you may have operations in Syria, a country identified as a state sponsor of terrorism by the State Department and subject to export controls and sanctions administered by the Commerce Department’s Bureau of Industry and Security and the Treasury Department’s Office of Foreign Assets Control. Your Form 10-K discloses that you have operations in the Middle East but does not contain information relating specifically to operations in or contacts with Syria. Please describe your current, past and anticipated operations in and contacts with Syria, if any, including through subsidiaries, affiliates and other direct and indirect arrangements.

Response:

The Company supplementally informs the Staff that the Company has no subsidiaries, offices or employees in Syria. Since the beginning of fiscal year 2004 (the earliest fiscal year covered by the financial statements in the Company’s Form 10-K for the fiscal year ended July 29, 2006), the Company’s Netherlands subsidiary, Cisco Systems International B.V. (“Cisco BV”), has made one direct sale to an end user in Syria, the United Nations (UN

Barbara C. Jacobs

Securities and Exchange Commission

January 17, 2007

Disengagement Observer Force), and has made a small number of indirect sales via resellers and distributors to end users in Syria. The Company has recognized insignificant amounts of revenue in connection with those sales, representing less than 0.004% of the Company’s aggregate revenue for the three-year period from fiscal year 2004 through fiscal year 2006, as further quantified in our response to Comment 3 below. The Company’s operations and contacts relating to Syria are therefore extremely limited, and are not material to the Company. The Company does not currently anticipate any change in its operations in or contacts with Syria that the Company believes would be considered material by a reasonable investor.

All of Cisco BV’s sales to end users located in Syria have been made pursuant to valid export licenses approved by the U.S. Department of Commerce Bureau of Industry and Security. The Company is committed to maintaining strict compliance with all global export laws and regulations, including those overseen by the Bureau of Industry and Security and by the Office of Foreign Assets Control, Department of Treasury. Cisco transactions are screened for compliance with U.S. and international export regulations as further described in response to Comment 3 below. Specifically with respect to Syria, transactions involving parties in Syria are placed on compliance hold until a U.S. export license is granted that allows delivery of product.

Cisco BV’s sales activity related to end users located in Syria is run from the Company’s small office in Beirut, Lebanon. One employee from that office travels to Syria for business purposes on a relatively regular basis, and other employees may travel there periodically. In addition, there are two Cisco Networking Academies located in Syria. The Cisco Networking Academy Program is a comprehensive e-learning program that provides students with the Internet technology skills essential in a global economy. Academies are located in educational institutions and other community-based organizations. One of these academies is run by the United Nations Relief and Works Agency for Palestine Refugees in the Near East (UNRWA). The other academy is located in Maamoun Private University for Science & Technology.

2. Discuss the materiality to you of the operations and contacts described in your response to the foregoing comment, in light of Syria’s status as a state sponsor of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security holders. Please describe the extent to which the government of Syria or entities controlled by it are intermediaries or receive financing in connection with your operations associated with that country.

Response:

The Staff’s comment is addressed in the combined response to Comments 2 and 3 following Comment 3 below.

Barbara C. Jacobs

Securities and Exchange Commission

January 17, 2007

3. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Syria. Please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value.

For example, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies operating in Syria.

Please also address the impact of your regulatory compliance programs, such as programs designed to prevent terrorism funding, which cover operations and contacts associated with Syria, and any internal risk assessment undertaken in connection with business in Syria.

Response:

The Company believes that its operations and contacts related to Syria are not material in any respect, including with respect to its operating results, financial condition or prospects. The Company’s revenue from sales to customers in Syria was less than $1 million in each of fiscal years 2004, 2005 and 2006, representing less than 0.004% of the Company’s aggregate revenue over that three-year period. The Company has no assets or liabilities associated with Syria, other than immaterial amounts of accounting line items such as accounts receivable and deferred revenue.

All of the Company’s sales to end users located in Syria have been pursuant to valid export licenses granted by the Bureau of Industry and Security. Recent export licenses covering the Company’s sales to end users in Syria have been granted pursuant to the General Order Implementing Syria Accountability and Lebanese Sovereignty Act of 2003 that became effective on May 14, 2004, under the case-by-case, policy-based review of license applications for (1) telecommunications equipment and associated computers, software and technology, and (2) items in support of United Nations operations in Syria. In addition, neither the government of Syria nor entities controlled by it are intermediaries, nor do they receive financing from the Company, in connection with our limited operations associated with Syria.

Barbara C. Jacobs

Securities and Exchange Commission

January 17, 2007

The Company is committed to maintaining strict compliance with all global export laws and regulations, and has allocated significant resources to develop, implement and maintain a robust export compliance program through which sales transactions are screened. The Company’s export management system provides a system of safeguards specific to the Company’s commercial and dual-use business to ensure compliance with the applicable global export controls laws and regulations. Commodity jurisdiction determinations, product classification, customer transaction screening, and deemed export screening are among the focal points of the Company’s export compliance program. In the event that the Company determined after investigation that resellers of Cisco products have sold products to Syrian end users without proper export control authorization, or on the basis of false documentation provided to the Company, the Company would take all appropriate action, up to and including the termination of the reseller engaged in such activity, and reporting its findings, as appropriate, to the proper U.S. Government authorities. The Company’s Regulatory Affairs Department oversees and enforces the Company’s export compliance program through the employment of manual procedures and automated systems to ensure the legitimacy of transactions. The safeguards include, but are not limited to, written policies and procedures, dedicated personnel, automated screening, training and outreach, audits, and recordkeeping. Further, Company policy requires that Company employees, vendors and contractors comply with applicable laws and regulations that govern export and transfer of commodities, technology and services and defines the responsibilities and establishes the authority required to promote the Company’s compliance.

The Company believes that in view of the nature of its limited contacts with Syria, there is no material, associated reputational risk. The products provided by the Company to customers in Syria are standard Cisco products that the Company believes help to drive the global expansion of information availability and individual expression. The Company believes that its sales to customers in Syria not only comply with the letter but are in the spirit of the policy expressed by the export regulations cited above. The Company similarly believes that the Cisco Networking Academy Program helps to train students, including in cooperation with the United Nations, for jobs in the Internet economy. Additionally, the Company’s website includes a web page that notes that while Cisco Products generally may not be exported to Syria, a government export license may be available for select products.1

Based on the foregoing, the Company does not believe that its activities relating to Syria constitute a material investment risk to its security holders. Similarly, the Company does not believe that these activities have had or will have a material impact on its reputation or share value. Therefore, the Company does not believe that a reasonable investor would deem additional information about its activities relating to Syria important in making an investment decision, and has not included such information in its filings with the Commission.

[1]	http://www.cisco.com/wwl/export/compliance_provision.html

Barbara C. Jacobs

Securities and Exchange Commission

January 17, 2007

As requested in your letter dated November 22, 2006, the Company again acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this response to your comment letter, please contact me at (408) 527-4087, or Daniel J. Winnike of Fenwick & West LLP, our outside legal counsel at (650) 335-7657.

Sincerely,

/s/ Dennis D. Powell
Dennis D. Powell Senior Vice President and Chief Financial Officer

cc:	John T. Chambers, Cisco Systems, Inc.
Jonathan Chadwick, Cisco Systems, Inc.
Mark Chandler, Cisco Systems, Inc.
Daniel J. Winnike, Fenwick & West LLP
Donald McGovern, PricewaterhouseCoopers LLP

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